SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated May 7, 2014 entitled “Telecom Argentina S.A. announces consolidated first quarter results for fiscal year 2014 (‘1Q14’)”

FOR IMMEDIATE RELEASE

Market Cap P$40.2 billion

May 7th, 2014

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated first quarter results for fiscal year 2014 (‘1Q14’) *

•	Consolidated Revenues amounted to P$7,466 million (+23.1% vs. 1Q13); Fixed Data +49.8% vs. 1Q13; Fixed Internet +26.3% vs. 1Q13; and Mobile business in Argentina +22.9% vs. 1Q13.

•	Mobile subscribers in Argentina: 19.9 million; +0.8 million (+4.2%) vs. 1Q13.

•	Mobile Value Added Services in Argentina (Internet and Data): +21.0% vs. 1Q13; 57.0% of mobile Service Revenues.

•	Mobile ARPU reached P$68.3 per month in 1Q14 (+10.0% vs. 1Q13).

•	ADSL ARPU increased to P$138.0 per month in 1Q14 (+20.1% vs. 1Q13); monthly churn reached 1.3% in 1Q14.

•	Consolidated Operating costs -including D&A and Results on disposal of PP&E and write-down of PP&E- totaled P$6,099 million (+23.0% vs. 1Q13); Employee benefits expenses +36.3%, Taxes +25.4% vs. 1Q13.

•	Operating Income Before Depreciation and Amortization reached P$2,112 million (+17.4% vs. 1Q13), 28.3% of Consolidated Revenues.

•	Net Income amounted to P$906 million (+11.4% vs. 1Q13). Net Income attributable to Telecom Argentina amounted to P$889 million (+10.8% vs. 1Q13).

•	Capex increased to P$1,062 million in 1Q14 (+43.3% vs. 1Q13), 14.2% of Consolidated Revenues.

•	Net Cash Position: P$5,080 million, an increase of P$1,060 million vs. 1Q13, due to the cash generation of the Group, after Telecom Argentina´s cash dividend of P$1,000 million paid in December, 2013.

	As of March, 31
(in million P$, except where noted)	2014	2013	Δ $	Δ %
Consolidated Revenues	7,466	6,064	1,402	23.1%
Mobile Services	5,501	4,448	1,053	23.7%
Fixed Services	1,965	1,616	349	21.6%
Operating Income before D&A	2,112	1,799	313	17.4%
Operating Income	1,377	1,115	262	23.5%
Net Income attributable to Telecom Argentina	889	802	87	10.8%
Shareholders’ equity attributable to Telecom Argentina	12,806	10,801	2,005	18.6%
Net Financial Position - Cash	5,080	4,020	1,060	26.4%
CAPEX	1,062	741	321	43.3%
Fixed lines in service (in thousand lines)	4,108	4,109	(1)	-0.04%
Mobile customers (in thousand)	22,326	21,449	877	4.1%
Personal (Argentina)	19,913	19,114	799	4.2%
Núcleo (Paraguay) -including Wimax customers-	2,413	2,335	78	3.3%
Broadband accesses (in thousand)	1,714	1,626	88	5.4%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	54.6	49.5	5.1	10.3%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	68.3	62.1	6.2	10.0%
Average Revenue per user (ARPU) ADSL (in P$)	138.0	114.9	23.1	20.1%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, May 7, 2014 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$906 million for the three-month period ended March 31, 2014, or +11.4% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$889 million (+10.8% vs. 1Q13).

	1Q14	1Q13	Δ $	Δ %
Consolidated Revenues (MMP$)	7,466	6,064	1,402	23.1%
Net Income attributable to Telecom (MMP$)	889	802	87	10.8%
Earnings attributable to Telecom per Share (P$)	0.92	0.81	0.11
Earnings attributable to Telecom per ADR (P$)	4.52	4.07	0.45
Operating Income before D&A *	28.3%	29.7%
Operating Income *	18.4%	18.4%
Net Income*	12.1%	13.4%

*	As a percentage of Consolidated Revenues

Note: As of 1Q14, the average of ordinary shares outstanding amounted to  969,159,605.

During 1Q14, Consolidated Revenues increased by 23.1% to P$7,466 million (+P$1,402 million vs. 1Q13), mainly fueled by the Mobile Services, Fixed Data and Broadband businesses. Moreover, Operating Income reached P$1,377 million (+P$262 million vs. 1Q13).

Consolidated Operating Revenues

Mobile Services

During 1Q14 clients continued to increase, reaching 22.3 million as of the end of March 2014, representing an increase of 0.9 million (+4.1%) since March 31, 2013.

Third parties Revenues amounted to P$5,501 million (+23.7% vs. 1Q13) thanks to usage stimulation of value added services (‘VAS’) and to commercial offers that were adjusted to the needs of clients.

Telecom Personal in Argentina

As of March 31, 2014, Personal reached 19.9 million subscribers in Argentina (+4.2% or +0.8 million vs. 1Q13) where postpaid clients represented 32% of the subscriber base.

In 1Q14, third parties Revenues reached P$5,143 million (+P$957 million or +22.9% vs. 1Q13) while Service Revenues (excluding equipment sales) amounted to P$4,264 million (+16.2% vs. 1Q13), with 57.0% corresponding to VAS revenues (vs. 54.8% in 1Q13). VAS revenues amounted to P$2,431 million (+21.0% vs. 1Q13). Moreover, equipment sales increased by 69.7% vs. 1Q13, reaching P$879 million.

During 1Q14 the Average Monthly Revenue per User (‘ARPU’) reached P$68.3 (+10.0% vs. 1Q13) due to the increase in VAS consumption. Moreover, SMS traffic decreased by -29.0% vs. 1Q13, due to the migration to instant messages, showing a preference for other plans and packs with VAS content offered by Personal.

During 1Q14, Personal continued implementing its strategy based on usage convenience, through campaigns of credit recharges and with special benefits to prepaid and fixed monthly fee clients, under the new concept of Superchip, a product that offers extra credit in each recharge and free daily and weekly packs. Moreover, other commercial offers were presented, such as Mini Recharges and Mini Packs, to promote recharges in the prepaid segment.

2	www.telecom.com.ar

In terms of innovation, to continue promoting the upgrade of the customer equipments that stimulated the use of value added services, Personal presented a commercial offer with a 30% discount for smartphones, available for those who want to upgrade the handset or port-in their number to Personal.

At the same time, and revalidating its quality commitment, the Company continued developing its reconversion plan of the mobile infrastructure to increase network capacity and thus improve customer experience.

Finally, with the aim of consolidating the association of its brand with music, Personal organized a new edition of the ‘Personal Fest Verano’, in the main touristic cities of the country with more than 160,000 fans attending the concerts and more than 400,000 visits to Personal’s web page.

Telecom Personal in Paraguay (‘Núcleo’)

As of March 31, 2014, Nucleo’s subscriber base reached 2.4 million clients (+3.3% vs. 1Q13). Prepaid and postpaid customers represented 80% and 20% (vs. 19% on postpaid in 1Q13), respectively.

Nucleo generated revenues from third parties equivalent to P$358 million during 1Q14 (+36.6% vs. 1Q13). VAS revenues amounted to P$190 million (+35.7% vs. 1Q13) representing 55.4% of 1Q14 service revenues (vs. 56.2% in 1Q13). Moreover, the level of mobile ARPU reached Gs.27.6 thousand in 1Q14 (equivalent to P$45.4).

Fixed Services (Voice, Data & Internet)

During 1Q14 revenues generated by fixed services amounted to P$1,965 million, +21.6% vs. 1Q13; with Data revenues (+49.8% vs. 1Q13) and Internet (+26.3% vs. 1Q13) growing the most in the segment.

Voice

Total revenues for this service reached P$907 million in 1Q14 (+11.4% vs. 1Q13). A portion of this line of business (mainly monthly charge and measured services), continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by measured services totaled P$359 million, an increase of P$30 million or +9.1% vs. 1Q13 mainly due to the higher penetration of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$295 million, an increase of P$26 million or +9.7% vs. 1Q13 due to higher revenues in non-regulated supplementary services. The customer base surpassed 4.1 million lines in service.

3	www.telecom.com.ar

As a result of these increases, the average monthly bill per user (ARBU) reached P$54.6 in 1Q14, +10.3% vs. 1Q13.

Fixed and mobile interconnection revenues reached P$149 million (+16.4% vs. 1Q13). Meanwhile, other revenues totaled P$104 million (+18.2% vs. 1Q13).

Data and Internet

Data revenues amounted to P$319 million (+P$106 million or +49.8% vs. 1Q13), where the focus was to strengthen the position of Telecom as an integrated ICT provider, with a more competitive offer.

During 1Q14, Telecom continued incorporating products and increasing value added services to complement the portfolio of services that are offered to customers, with the ‘Nube Argentina de Telecom’ and the state-of-the-art datacenter services. New products were launched: Hyperway Datacenter, an IP (VPN IP) connectivity service that offers a significant improvement in prices compared to standard IP data connectivity services and Firewall Aplicativo, a latest generation service for IT security that is made available as a Virtual/Dedicated Hosting and Housing service.

Revenues related to Internet totaled P$726 million (+P$151 million or +26.3% vs. 1Q13), mainly due to the increase in the customer base and to a commercial offer with higher speeds, where 10Mb was the most demanded offer (approximately 40% of net adds in the 1Q14). Thanks to the significant investments executed in the past, this offering was made available.

As of March 31, 2014, Telecom surpassed 1.7 million ADSL accesses (+5.4% vs. 1Q13). These connections represented 41.7% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$138.0 in 1Q14, +20.1% when compared to 1Q13 and the monthly churn rate was 1.3% in 1Q14.

During 1Q14, Telecom continued to drive a strategy based on bundling, that combines high speed Internet navigation with local fixed and mobile calls. This strategy responded to customer needs to complement its communication requirements. In this sense, Arnet launched a new massive campaign following the ‘Conectate’ concept that was already developed in the past. By these means, Arnet, became a connection between people and the world, through the use of different devices and technologies.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$6,099 million in 1Q14, an increase of P$1,141 million, or +23.0% vs. 1Q13 (including ‘Results on disposal of PP&E and write-down of PP&E’ that resulted in a gain of P$4 million in 1Q14). This increase is a consequence of higher labor costs, higher fees for services, maintenance and materials and supplies, taxes associated to revenues and higher costs of more sophisticated handsets.

4	www.telecom.com.ar

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$1,183 million (+36.3% vs. 1Q13), mainly affected by increases in salaries to the unionized employees due to the Collective Bargaining agreement signed in July, 2013, as well as increases in salaries to the non-unionized workforce, together with the social security contributions associated to such concepts. Total employees (including temporary employees) at the end of the period totaled 16,523.

- Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$515 million, +6.4% vs. 1Q13. This increase resulted from higher costs related to lease of circuits, use of public network and international outbound calls.

- Fees for services, maintenance and materials and supplies amounted to P$755 million (+35.8% vs. 1Q13), mainly due to increases in technical maintenance; higher charges of licenses of systems, and higher fees for services, both in the fixed and mobile businesses. Moreover, for those costs denominated in US dollars, the FX effect had an impact in these concepts.

- Taxes and fees with regulatory authorities reached P$755 million (+25.4% vs. 1Q13), impacted mainly by a higher volume of revenues, a higher incidence in turnover taxes derived from increases in rates applied in several jurisdictions, higher municipal taxes, as well as higher bank debit and credit taxes and higher levies of the regulatory authority.

- Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$541 million (+7.8% vs. 1Q13), mainly due to the increase in commissions paid to commercial channels as well as collection fees, both associated to the increase in sales. Agent commissions capitalized as SAC amounted to P$133 million (+29.1% vs. 1Q13).

- Cost of handsets sold totaled P$775 million (+38.9% vs. 1Q13), due to an increase in the participation of high-end handsets, that resulted in higher unit prices, also impacted by higher FX. This was partially compensated by a lower number of handsets sold. Deferred costs from SAC amounted to P$31 million (-69.9% vs. 1Q13).

- Advertising amounted to P$164 million (+6.5% vs. 1Q13), mainly due to higher commercial expenses and campaigns in comparison to 1Q13.

- Depreciations and Amortizations reached P$739 million (+6.9% vs. 1Q13). PP&E depreciation amounted to P$538 million (+15.2% vs. 1Q13); Amortization of SAC and service connection costs totaled P$195 million (-11.0% vs. 1Q13); and amortization of other intangible assets reached P$6 million (+20.0% vs. 1Q13).

- Other Costs totaled P$676 million (+22.9% vs. 1Q13). This increase was mainly due to VAS costs that totaled P$191 million (+45.8% vs. 1Q13), related to the increase of sales of those services, especially in the mobile business. Bad debt expenses reached P$118 million (+26.9% vs. 1Q13) representing 1.9% of consolidated costs and 1.6% of consolidated revenues. Meanwhile charges related to lawsuits and other contingencies amounted to P$37 million in 1Q14 (-7.5% vs. 1Q13).

5	www.telecom.com.ar

Consolidated Financial Results

Net Financial results resulted in a loss of P$32 million, a decrease of P$167 million or -123.7% vs. 1Q13. This was mainly due to losses for FX results of P$280 million in 1Q14 that were impacted by a higher devaluation in 1Q14 (23%) vs. 1Q13 (4%). This is compared to the gain of P$13 million in 1Q13, but was partially compensated by higher gains in net financial interest and on financial investments of P$190 million in 1Q14 (+P$74 million vs. 1Q13) based on a higher net financial position (Cash).

Consolidated Net Financial Position

As of March 31, 2014, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$5,080 million in cash, an improvement of P$1,060 million when compared to the Net Financial Position as of March 31, 2013. This was thanks to the cash generation of the Group despite the cash dividend of P$1,000 million paid in 4Q13.

Capital Expenditures

During 1Q14, the Company invested P$1,062 million (+43.3% vs. 1Q13). Of this amount, P$396 million was allocated to Fixed Services and P$666 million to Mobile services. In relative terms, Capex reached 14.2% of consolidated revenues.

The main capital expenditures in the fixed business were associated to the network reconversion plan, that comprises of the replacement of copper connections with fiber optic in different points (FTTC or Fiber to the Cabinet, FTTB or Fiber to the Building and FTTH or Fiber to the Home) in order to improve internet access speeds and thus an augmented user experience.

In the mobile business, the plan of the technological reconversion of the network continues, where the objective is to increase capacity through the installation and reconfiguration of 6-sector sites and the replacement of 2G sites with 3G sites, to cope with the incremental demand of data traffic. It is expected to continue increasing the capacity and capillarity of the 3G network to optimize the use of the existing spectrum.

Other Relevant Matters

The Board of Directors of Personal, in its meeting held on April 23th, 2014 resolved to distribute P$1,100 million (equivalent to P$3.54 per share) as cash dividends, partially applying the Reserve for Future Cash Dividends created by the General Ordinary and Extraordinary Unanimous Shareholders Meeting held the same day. Moreover, it resolved that this cash dividend distribution should be paid in two installments: the first one of P$600 million to be made available to its shareholders (Telecom Argentina and Nortel Inversora) as from May 8th 2014 and the second one of P$500 million to be made available as from June 10th, 2014.

The General Ordinary Shareholders’ Meeting of Telecom Argentina, on its meeting held on April 29th, 2014 resolved to adjourn until May 21st, 2014 the third item of the Agenda related to the Retained Earnings as of December 31st, 2013.

*********

	1Q13	1Q14
Net interest	$116		$190
FX results	$13	-$	280
Others	$6		$58

Total	$135	-$	32

6	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2014, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Gustavo Tewel (5411) 4968 3718	Ruth Fuhrmann (5411) 4968 4448	Antonella Papaleo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

7	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2014

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	03/31/14	12/31/13	Δ $	Δ %
Cash and cash equivalents	4,469	5,224	(755)	-14.5%
Investments	207	123	84	68.3%
Trade receivables	2,981	2,986	(5)	-0.2%
Other Receivables	1,751	1,418	333	23.5%
Total current assets	9,408	9,751	(343)	-3.5%
Financial Investments	694	242	452	186.8%
Trade receivables	15	21	(6)	-28.6%
Property, plant and equipment	11,924	11,226	698	6.2%
Intangible assets	1,513	1,519	(6)	-0.4%
Other Receivables	409	371	38	10.2%
Total non-current assets	14,555	13,379	1,176	8.8%
Total Assets	23,963	23,130	833	3.6%
Trade payables	5,692	6,130	(438)	-7.1%
Deferred revenues	462	423	39	9.2%
Financial debt	20	15	5	33.3%
Salaries and social security payables	757	741	16	2.2%
Income tax payables	1,044	801	243	30.3%
Other taxes payables	580	667	(87)	-13.0%
Dividend Payable	52	0	52	—
Other liabilities	46	49	(3)	-6.1%
Provisions	161	224	(63)	-28.1%
Total current liabilities	8,814	9,050	(236)	-2.6%
Trade payables	0	1	(1)	-100.0%
Deferred revenues	455	453	2	0.4%
Financial debt	270	220	50	22.7%
Salaries and social security payables	122	118	4	3.4%
Deferred income tax liabilities	7	126	(119)	-94.4%
Income tax payables	10	10	0	0.0%
Other liabilities	76	68	8	11.8%
Provisions	1,098	1,033	65	6.3%
Total non-current liabilities	2,038	2,029	9	0.4%
TOTAL LIABILITIES	10,852	11,079	(227)	-2.0%

Equity attributable to owners of the Parent	12,806	11,783	1,023	8.7%
Noncontrolling interest	305	268	37	13.8%
TOTAL EQUITY	13,111	12,051	1,060	8.8%
TOTAL LIABILITIES AND EQUITY	23,963	23,130	833	3.6%

2-	Consolidated Loans

	03/31/14	12/31/13	Δ $	Δ %
Banks and other financial Institutions	18	10	8	80.0%
Accrued interest	2	5	(3)	-60.0%
Total Current Loans	20	15	5	33.3%
Banks and other financial institutions	270	220	50	22.7%
Total Non Current Loans	270	220	50	22.7%
Total Loans	290	235	55	23.4%

Cash and cash equivalents, and Financial Investments	5,370	5,589	(219)	-3.9%
Net Financial Position- Cash	5,080	5,354	(274)	-5.1%

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2014

(In million of Argentine pesos)

3-	Consolidated Income Statements

	03/31/14	03/31/13	Δ $	Δ%
Revenues	7,466	6,064	1,402	23.1%
Other income	10	9	1	11.1%
Total Revenues & Other Income	7,476	6,073	1,403	23.1%
Consolidated Operating Costs	(6,099)	(4,958)	(1,141)	23.0%
Operating income	1,377	1,115	262	23.5%
Finance results, net	(32)	135	(167)	-123.7%
Net income before income tax expense	1,345	1,250	95	7.6%
Income tax expense	(439)	(437)	(2)	0.5%
Net income	906	813	93	11.4%

Attributable to:
Telecom Argentina	889	802	87	10.8%
Noncontrolling interest	17	11	6	54.5%

Operating income before D&A	2,112	1,799	313	17.4%
As % of Revenues	28.3%	29.7%

	03/31/14	03/31/13	Δ $	Δ %
Finance Income and Expenses
Finance Income
Interest on time deposits	157	105	52	49.5%
Gains on other investments (notes and bonds)	43	5	38	—
Interest on receivables	36	25	11	44.0%
Foreign currency exchange gains	482	60	422	—
Others	81	10	71	—
Total finance income	799	205	594	—
Finance expenses
Interest on financial debt	(6)	(4)	(2)	50.0%
Interest on taxes and accounts payable	(9)	(4)	(5)	125.0%
Interest on provisions	(31)	(11)	(20)	181.8%
Loss on discounting of other liabilities and Losses on NDF	(23)	(3)	(20)	—
Foreign currency exchange losses	(762)	(47)	(715)	—
Others	0	(1)	1	-100.0%
Total finance expenses	(831)	(70)	(761)	—

	(32)	135	(167)	-123.7%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2014

(In million of Argentine pesos)

4-	Breakdown of the Income Statements

	03/31/14	03/31/13	Δ $	Δ %
REVENUES FROM SERVICES	6,559	5,519	1,040	18.8%
Fixed Services	1,952	1,602	350	21.8%
Voice	907	814	93	11.4%
Retail Voice	682	629	53	8.4%
Monthly Charges	295	269	26	9.7%
Measured Services	359	329	30	9.1%
Others	28	31	(3)	-9.7%
Wholesale	225	185	40	21.6%
Interconnection	149	128	21	16.4%
Others	76	57	19	33.3%
Data	319	213	106	49.8%
Internet	726	575	151	26.3%

Mobiles Sevices	4,607	3,917	690	17.6%

Telecom Personal	4,264	3,668	596	16.2%
Voice	1,833	1,659	174	10.5%
Retail Voice	1,345	1,211	134	11.1%
Monthly Charges	697	605	92	15.2%
Measured Services	473	479	(6)	-1.3%
Roaming	95	69	26	37.7%
Others	80	58	22	37.9%
Wholesale	488	448	40	8.9%
Interconnection (CPP and TLRD)	396	372	24	6.5%
Roaming	82	70	12	17.1%
Others	10	6	4	66.7%
Data	1,787	1,597	190	11.9%
Internet	644	412	232	56.3%

Núcleo	343	249	94	37.8%
Voice	153	109	44	40.4%
Retail Voice	127	87	40	46.0%
Monthly Charges	59	27	32	118.5%
Measured Services	65	57	8	14.0%
Roaming	2	2	0	0%
Others	1	1	0	0%
Wholesale	26	22	4	18.2%
Interconnection (CPP and TLRD)	26	18	8	44.4%
Roaming	0	4	(4)	-100.0%
Data	85	78	7	9.0%
Internet	105	62	43	69.4%

REVENUES FROM EQUIPMENT SALES	907	545	362	66.4%
Fixed Services	13	14	(1)	-7.1%
Voice	8	11	(3)	-27.3%
Internet	5	3	2	66.7%
Mobiles Sevices	894	531	363	68.4%
Equipments (Personal)	879	518	361	69.7%
Equipments (Núcleo)	15	13	2	15.4%

REVENUES	7,466	6,064	1,402	23.1%

OTHER INCOME	10	9	1	11.1%
Fixed	9	8	1	12.5%
Mobile	1	1	0	0%

TOTAL REVENUES & OTHER INCOME	7,476	6,073	1,403	23.1%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2014

(In million of Argentine pesos)

5-	Consolidated Income Statements

	03/31/14	03/31/13	Δ $	Δ %
Revenues	7,466	6,064	1,402	23.1%
Other income	10	9	1	11.1%
Total Revenues & Other Income	7,476	6,073	1,403	23.1%
Employee benefit expenses and severance payments	(1,183)	(868)	(315)	36.3%
Interconnection costs and other telecommunication charges	(515)	(484)	(31)	6.4%
Fees for services, maintenance, materials and supplies	(755)	(556)	(199)	35.8%
Taxes and fees with the Regulatory Authority	(755)	(602)	(153)	25.4%
Commissions	(541)	(502)	(39)	7.8%
Cost of equipments and handsets	(775)	(558)	(217)	38.9%
Advertising	(164)	(154)	(10)	6.5%
Cost of Value Added Services	(191)	(131)	(60)	45.8%
Provisions	(37)	(40)	3	-7.5%
Bad debt expenses	(118)	(93)	(25)	26.9%
Other operating expenses	(330)	(286)	(44)	15.4%
Total Operating expenses before D&A	(5,364)	(4,274)	(1,090)	25.5%
Operating income before D&A	2,112	1,799	313	17.4%
D&A	(739)	(691)	(48)	6.9%
Results on disposal of PP&E and write-down of PP&E	4	7	(3)	-42.9%
Operating income	1,377	1,115	262	23.5%
Financial Income	799	205	594	—
Financial Costs	(831)	(70)	(761)	—
Net income before income tax expense	1,345	1,250	95	7.6%
Income tax expense	(439)	(437)	(2)	0.5%
Net Income	906	813	93	11.4%

Attributable to:
Telecom Argentina	889	802	87	10.8%
Noncontrolling interest	17	11	6	54.5%

11	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 8, 2014	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman